SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                               DRYPERS CORPORATION
                                (Name of Issuer)

                          COMMON STOCK $.001 PAR VALUE
                         (Title of Class of Securities)

                                    262497308
                                 (CUSIP Number)

            KELLY GAUGER C/O DRYPERS CORPORATION 1415 WEST LOOP NORTH
                              HOUSTON, TEXAS 77055
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 29, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO.  262497308                  13 D                     Page 2 of 8 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                   NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        1           WALTER V. KLEMP
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A) [ ]
        2                                                                (B) [ ]
--------------------------------------------------------------------------------
                   SEC USE ONLY
        3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS
        4           00 (SEE EXHIBIT A)
--------------------------------------------------------------------------------
                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
        5                                                                    [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
        6           USA
--------------------------------------------------------------------------------
       NUMBER OF                SOLE VOTING POWER
        SHARES             7     731,590
     BENEFICIALLY       --------------------------------------------------------
         OWNED                  SHARED VOTING POWER
        BY EACH            8     - 0 -
       REPORTING        --------------------------------------------------------
         PERSON                 SOLE DISPOSITIVE POWER
         WITH              9     731,590
                        --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                          10     - 0 -
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11          731,590
--------------------------------------------------------------------------------
                   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        12                                                                   [ ]

--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13          9.44%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON
        14          IN
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1. SECURITY AND ISSUER

               The equity securities to which this statement relates are the common stock, par value $ .001 per share (the "Common Stock"), of Drypers Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1415 West Loop North, Houston, Texas 77055.

ITEM 2. IDENTITY AND BACKGROUND

               (a)-(c) This statement is being filed by Mr. Walter V. Klemp. Mr. Klemp's principal business address is 1415 West Loop North, Houston, Texas 77055. Mr. Klemp is a Co-Chief Executive Officer of the Company. The Company is a manufacturer of disposable baby diapers.

               (d)-(e) During the last five years, Mr. Klemp has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. Klemp is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                                 SEE EXHIBIT A.

ITEM 4. PURPOSE OF TRANSACTION

                                 SEE EXHIBIT B.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

        (a)    AMOUNT OF SHARES BENEFICIALLY OWNED BY MR.  KLEMP:
               Direct ownership of common stock        731,590
               Indirect ownership of common stock      - 0 -

               PERCENTAGE OF SHARES BENEFICIALLY OWNED BY MR. KLEMP:  9.44%

        (b)    NUMBER OF SHARES AS TO WHICH MR. KLEMP HAS THE:

               Sole power to vote or to direct the vote                 731,590
               Shared power to vote or to direct the vote               - 0 -
               Sole power to dispose of or to direct the disposition of 731,590 Shared power to dispose or to direct the disposition of - 0 -

        (c) Except as described in Item 4 hereof, Mr. Klemp has not effected any transactions with respect to the Common Stock during the past 60 days.

        (D)    N/A

        (E)    N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER - None -


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS. - None -

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 02/10/97                             /s/ WALTER V. KLEMP
                                                Walter V. Klemp

                                    EXHIBIT A

In August 1991, three of the management stockholders assembled a group of investors to purchase Veragon Corporation ("Veragon" or "Predecessor Company") from its previous stockholders. In connection with this purchase, VRG Holding corporation was formed for purposes of purchasing all the stock of Veragon Corporation, and Veragon became a wholly owned subsidiary of VRG Holding Corporation. Through a series of transactions in 1992, VRG Holding Corporation and Veragon were merged, and the company changed its name to Drypers Corporation (the "Company"). As consideration for shares of stock in the Predecessor Company, Mr. Klemp received 100,000 shares of stock of the Company. Effective May 31, 1992 and November 10, 1992, the Company purchased all of the capital stock of VMG Holdings Corporation ("VMG") and UltraCare Products, Inc.("UltraCare"), respectively. The Company funded these acquisitions through the issuance of various debt and equity instruments. Mr. Klemp received 56,666 shares of the Company's stock in connection with the VMG acquisition and exchanged warrants acquired as a result of the VRG Holding Corporation transaction above for 5,625 shares of the Company's stock in connection with the UltraCare acquisition. On March 11, 1994, 3,335,000 shares of the Company's common stock were sold in an initial public offering. Subsequent to the initial public offering, Mr. Klemp purchased 800 shares of the Company's common stock in the open market. The above transactions describe the history supporting the 163,091 shares of the Company's common stock that Mr. Klemp owns as of December 31, 1996. In arriving at Mr. Klemp's percentage of beneficial ownership, 77,916 and 490,583 shares of common stock issuable upon exercise of warrants and options, respectively, have been included. These warrants and options were awarded to Mr. Klemp throughout 1991 through 1996 as part of his total compensation package for services rendered to the Company in a management capacity. Total shares of common stock beneficially owned by Mr. Klemp as of December 31, 1996, are 731,590, or 9.44%.

                                    EXHIBIT B

The Common Stock has been acquired by Mr. Klemp for investment purposes. Mr. Klemp has no current plans or knows of any proposals with respect to (a) the acquisition or disposition of any securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the company, (f) any other material change in the company's business or corporate structure, (g) any changes in the Company's charter bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person, (h) causing a class of securities of the company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) any class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.